Northwestern Mutual Investment Services, LLC

Statement of Financial Condition
December 31, 2022

AVAILABLE FOR PUBLIC

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SEC FILE NUMBER
8-14088

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2022 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Northwestern Mutual Investment Services, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

720 E. Wisconsin Ave.
(No. and Street)

Milwaukee	WI	53202
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Jared Ward, FINOP	(414) 665 - 5520	jaredward@northwesternmutual.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

PricewaterhouseCoopers, LLP
(Name – if individual, state last, first, and middle name)

One North Wacker	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

10/20/03	238
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Jared Ward, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Northwestern Mutual Investment Services, LLC, as of December 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

KAREN M KIRK NOTARY PUBLIC STATE OF WISCONSIN

Signature: Jared Ward

Title: Treasurer/FINOP

Karen M Kirk 2/15/2023

Notary Public Exp 1-17-2024

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☒ (z) Other: Notes to the financial statement

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



Report of Independent Registered Public Accounting Firm

To the Board of Directors and Member of Northwestern Mutual Investment Services, LLC

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of Northwestern Mutual Investment Services, LLC (the "Company") as of December 31, 2022, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Significant Transactions with Related Parties

As discussed in Note 5 to the financial statement, the Company has entered into significant transactions with its parent and affiliates, which are related parties.

PricewaterhouseCoopers LLP

Milwaukee, Wisconsin
February 17, 2023

We have served as the Company's auditor since at least 1972. We have not been able to determine the specific year we began serving as auditor of the Company.

PricewaterhouseCoopers LLP, 833 E. Michigan, Milwaukee, WI 53202
T: (414) 212 1600, www.pwc.com/us

Northwestern Mutual Investment Services, LLC
Statement of Financial Condition
December 31, 2022

Assets

Cash and cash equivalents	$	105,932,534
Due from clearing broker, net		19,339,661
Due from affiliates, net		43,742,169
Commissions and fees receivable		20,448,943
Deferred distribution costs, net		3,944,950
Prepaid licensing fees		8,027,725
Accounts receivable and other assets		21,970,358
Total assets	$	223,406,340

Liabilities and Member's Equity

Commissions payable	$	41,087,134
Due to Member, net		6,527,211
Compensation and benefits payable		4,162,596
Deferred tax liability, net		20,077
Accrued expenses and other liabilities		1,654,822
Total liabilities		53,451,840
Member's equity		169,954,500
Total liabilities and Member's equity	$	223,406,340

The accompanying notes are an integral part of this financial statement.

1.   **Organization**

Northwestern Mutual Investment Services, LLC (the "Company" or "NMIS") is a wholly-owned subsidiary of The Northwestern Mutual Life Insurance Company (the "Member" or "NML"). NML is one of the largest life insurance companies in the United States offering life, disability and long-term care insurance and annuity products to the personal, business and estate markets.

The Company is an introducing broker-dealer and investment advisor registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). Through its registered financial representatives, NMIS offers mutual funds, stocks, bonds, alternative investments, variable life insurance, variable and group annuities, referral services and other investment products to its clients. Also, NMIS offers investment advisory services to other investment advisers. The Company is the principal underwriter and distributor for NML's variable annuity and variable life insurance products.

2.   **Summary of Significant Accounting Policies**

Basis of Presentation
The accompanying financial statement is prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The preparation of the financial statement in conformity with GAAP requires management to make estimates or assumptions that affect the reported amounts of assets and liabilities at the date of the financial statement. Actual future results could differ from these estimates and assumptions.

Credit Losses
For financial assets measured at amortized cost basis the Company estimates expected credit losses over the life of the financial assets as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. This estimate of expected credit losses is recorded as an allowance for credit losses and is reported as a valuation adjustment on the balance sheet that is deducted from the asset's amortized cost basis. See below and Note 4 for more information related to this standard.

Cash and Cash Equivalents
Cash and cash equivalents represent amounts on deposit with banks, investments in highly liquid instruments with original maturities of three months or less and money market

mutual funds, which are recorded at fair value in the statement of financial condition. Money market mutual funds are valued at their net asset value as reported by such funds. NMIS may redeem money market mutual funds at any time with one business day notification.

Due from Clearing Broker

The Company clears certain of its customer transactions through another broker-dealer, Pershing, LLC ("Pershing"), on a fully disclosed basis. Amounts due from the clearing broker relate to the aforementioned transactions and include primarily commissions and fees receivable which approximate fair value. Client trades are available for settlement between the clearing broker and the Company daily. The majority of the Company's fee transactions are settled within one month, with a few exceptions contractually settled within three months. The amount of unsettled credit exposure is limited to the amount owed to the Company for a very short period of time. It is the Company's policy to review, as necessary, the credit standing of the clearing broker, and the Company has had no historical experience with credit loss. As of December 31, 2022, risk of credit loss is considered remote, therefore an allowance for credit losses on amounts due from the clearing broker-dealer would be immaterial and no allowance was recorded.

Commissions and Fees Receivable

Commissions and fees receivable are mainly comprised of amounts due from investment advisors and trade creditors for ongoing distribution fees and trade commissions, which approximate fair value. The Company's fees and commissions are settled within three months with counterparties and the clearing broker. The amount of unsettled credit exposure is limited to the amount owed to the Company for a very short period of time. It is the Company's policy to review, as necessary, the credit standing of counterparties and the clearing broker, and the Company has no historical experience with credit loss with counterparties or the clearing broker. As of December 31, 2022, risk of credit loss is considered remote, therefore an allowance for credit losses on commissions and fees receivable would be immaterial and no allowance was recorded.

Prepaid Licensing Fees

Prepaid licensing fees are comprised of annual licensing and registration fees the Company is required to pay in advance to FINRA.

Accounts Receivable and Other Assets

Accounts receivable and other assets include servicing receivables, amounts due from investment advisors, trade creditors, and other prepaid expenses, and approximates fair value. Amounts owed to the Company related to these transactions are settled within a maximum of six months, with most settling in less than three months. The amount of

unsettled credit exposure is limited to the amount owed to the Company for a very short period of time. It is the Company's policy to review, as necessary, the credit standing of counterparties and the clearing broker, and the Company has had no historical experience with credit loss. As of December 31, 2022, risk of credit loss is considered remote, therefore an allowance for credit losses on accounts receivable and other assets would be immaterial and no allowance was recorded.

Accounts receivable and other assets also includes investment securities which are reported at fair value. Investment securities primarily result from failed execution of client trades, at which time NMIS assumes direct responsibility for them. Failed executions are generally liquidated shortly thereafter. All investment securities are recorded on a trade basis, whereby they are measured and reported at fair value. See Note 3 for additional disclosures surrounding investment securities.

Commissions Payable
Commissions payable represent amounts earned by the Company but not yet paid to registered financial representatives.

Compensation and Benefits Payable
Current amounts due to employees but not yet paid comprise compensation and benefits payable.

Business Risks and Uncertainties; Concentrations of Credit Risk
Mutual fund, variable annuity and variable life product commissions and other fees are vulnerable to adverse market performance and related client behavior. These commissions and fees may also be adversely affected by changes in the regulatory environment.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty. See Note 8 for additional disclosures surrounding contingencies and commitments.

3.   **Fair Value**

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements are generally based upon observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources while unobservable inputs reflect the Company's view of market assumptions in the absence of observable market information. Assets and liabilities measured at fair value can be categorized into three levels based on the reliability of the inputs to the valuation techniques.

Level 1 – Fair value is based on quoted market prices in active markets that are accessible to the Company for identical assets or liabilities.

Level 2 – Fair value is based on significant inputs, other than Level 1 inputs, that are corroborated by observable market data. Level 2 inputs include quoted market prices in active markets for similar assets or liabilities and other market observable inputs.

Level 3 – Fair value is based on one or more significant unobservable inputs.

The Company attempts to utilize valuation techniques that maximize the use of observable inputs and minimizes the use of unobservable inputs. Categorizations are based on each investment's lowest level of input that is significant to the fair value measurement. The assessment of the significance of a particular input to the fair value measurement requires judgment, and considers factors specific to the asset or liability, such as the relative impact on the fair value as a result of a particular input.

The Company's cash and cash equivalents and investment securities are the only assets or liabilities measured at fair value on the statement of financial condition at December 31, 2022. The carrying values of other financial instruments including accounts receivable and accounts payable approximate fair value because of the short-term nature of these instruments. The table below presents the fair value measurement categories utilized by the Company. The categorization of an asset or liability within the level hierarchy is based upon the pricing transparency of the asset or liability and does not necessarily correspond to management's perceived risk of that investment.

Northwestern Mutual Investment Services, LLC
Notes to the Financial Statement
Year ended December 31, 2022

| | December 31, 2022 | | | |
	Level 1	Level 2	Level 3	Total
Assets				
Cash and cash equivalents	$ 105,932,534	$ —	$ —	$ 105,932,534
Investment securities [1]	167,203	—	—	167,203
Liabilities				
Investment securities [2]	(631)	—	—	(631)
Total	$ 106,099,106	$ —	$ —	$ 106,099,106

[1] Reported in accounts receivable and other assets in the statement of financial condition

[2] Reported in accrued expenses and other liabilities in the statement of financial condition

The Company reviews the fair value categories each reporting period. Changes in the observability of the valuation attributes may result in a reclassification of certain assets or liabilities. No such reclassifications occurred during the year ended December 31, 2022.

4.   **Deferred Distribution Costs**

Prior to June 1, 2021, upon retirement or separation from the Company, certain of the Company's registered financial representatives received a one-time, lump-sum payment in lieu of actual future commissions to which they may otherwise be entitled over a five year period subsequent to retirement or separation. The Company retains a portion of future commission overrides payable to the successor financial representative up to an agreed-upon annual limit as a means of recovering the deferred distribution costs.

Lump-sum payments are deferred and amortized as commission expense over a period of five years using the straight-line amortization method. The Company is compensated for these distribution costs through both annual asset-based and transaction-based fees. Because the related revenues are earned and recognized over time, the deferral and amortization of these lump-sum payments provides a matching of these expenses with the related revenues.

For deferred distribution costs, the Company estimates expected credit losses over the five year life of the financial assets as of the reporting date using relevant available information relating to past events, current conditions, and reasonable and supportable forecasts. Historical credit loss experience provides the basis for the estimation of expected credit

losses. The Company also reevaluates the current assumption of expected revenues related to the payment of deferred distribution costs with considerations of market and other economic factors, advisor recruiting and retention, advisory productivity, changes to distribution arrangements, and business strategy. If this assessment indicates that a credit loss exists, an allowance for credit losses is recorded.

At December 31, 2022, deferred distribution costs reported in the statement of financial condition included $14,665,678 of deferred lump-sum payments, which were reported net of accumulated amortization of $10,700,728 and allowance for credit losses of $20,000.

This program was discontinued as of June 1, 2021. Subsequent retirements and separations are not subject to deferred distributions.

5.   **Related Party Transactions**

A significant portion of the Company's transactions are with NML and its affiliates.

Administrative Support Services
Under the terms of a master services agreement with NMIS, NML provides data processing and other administrative services to NMIS. The unpaid balance due to NML for these services was $4,295,359 at December 31, 2022 and is reported within due to Member in the statement of financial condition.

Employee Benefits
Also pursuant to the terms of the master services agreement with NMIS, NML allows NMIS employees to participate in various employee benefit plans sponsored by NML, including bonus, deferred compensation and employee welfare plans.

NMIS employees are also allowed to participate in various retirement plans sponsored by NML, including retirement plan, savings plan, and retiree health care. During 2020, the Company announced that beginning with employees retiring on or after January 1, 2022, the Company will no longer provide a subsidy for retiree health care coverage. There were no contributions to the retiree healthcare coverage in 2022 based on the future projected liability of this eliminated benefit plan.

The unpaid balance due to NML for these benefits was $437,748 at December 31, 2022 and is reported within due to Member in the statement of financial condition.

Distribution and Underwriting
Under the terms of the distribution and underwriting agreement with NML, NMIS selects, trains and supervises financial representatives who are engaged in the distribution of NML's variable annuity and variable life insurance products.

Additionally, pursuant to the terms of the distribution and underwriting agreement with NML, NMIS provides underwriting services, including training and supervision, related to variable annuity and variable life insurance products. The unpaid balance due to NMIS for these services was $1,347,074 at December 31, 2022 and is reported as a reduction of due to Member in the statement of financial condition.

Dual Employee Cost Sharing
Under the terms of a dual employee cost sharing agreement with NML, employees provide NMIS with various departmental administration services. The net unpaid balance due to NML related to these services was $110,584 at December 31, 2022 and is reported within due to Member in the statement of financial condition.

Field and Paymaster Services
Northwestern Mutual Wealth Management Company ("NMWMC"), a wholly-owned subsidiary of NML, is a federally chartered savings bank regulated by the Office of the Comptroller of the Currency. NMWMC is organized for the limited purpose of providing trust, investment advisory and financial planning services to NML's clients and the general public. Under the terms of a master services agreement with NMWMC, NMIS provides recruitment, training, support services, compliance and supervision, research and development, marketing and sales assistance, financial management and paymaster services that support NMWMC's investment advisory and financial planning services operations. The unpaid balance due to NMIS related to these services was $33,183,456 at December 31, 2022 and is reported within due from affiliates in the statement of financial condition.

Brokerage Services
Also, pursuant to the terms of the master services agreement with NMWMC, NMIS provides systems support, brokerage, custody, recordkeeping and related services for investment advisory programs sponsored by NMWMC. The unpaid balance due to NMIS related to these services was $11,425,835 at December 31, 2022 and is reported within due from affiliates in the statement of financial condition.

Meetings and Research
NMWMC provides NMIS with meetings services and research and investment advice as part of the master services agreement. The unpaid balance due to NMWMC related to these

services was $235,000 at December 31, 2022 and is reported within due from affiliates in the statement of financial condition.

Custodial Trust Services
Under the terms of a custodial agreement with NMWMC, NMWMC provides certain custodial trust services for individual retirement accounts. The unpaid balance due to NMWMC related to these services was $709,289 at December 31, 2022 and is reported within due from affiliates, net in the statement of financial condition.

6.   **Income Taxes**

The Company is organized as a Wisconsin single member limited liability company and is thereby a disregarded entity for federal income tax purposes. The Company's taxable income or losses are included in NML's consolidated federal income tax returns. Under a written tax-sharing agreement, NML collects from or refunds to the Company federal income taxes determined as if the Company filed a separate federal income tax return.

Generally, the Company is not liable for state income taxes because of its disregarded entity status. However, some states do not accept the disregarded entity status, in those states, the Company pays and files on a separate company basis.

Federal income taxes due to NML were $3,030,594 at December 31, 2022 and are reported within due to Member in the statement of financial condition.

The Company accounts for deferred tax assets and liabilities, which represent the financial statement impact of cumulative temporary differences between the tax and financial statement bases of assets and liabilities. The significant components of the net deferred tax liabilities at December 31, 2022 were as follows.

Deferred tax assets:		
Advisory liabilities	$	636,720
Employee benefit liabilities		171,643
Gross deferred tax assets		808,363
Deferred tax liabilities:		
Deferred transition costs		(828,440)
Net deferred tax liabilities	$	(20,077)

Deferred tax assets are valued based upon the expectation of future realization on a more likely than not basis. A valuation allowance is established for that portion of deferred tax assets which cannot meet this realization standard. Based on all available evidence, a valuation allowance was not needed as of December 31, 2022.

Management is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The Company has no known uncertain tax positions as defined in the accounting standards and has correspondingly not recorded a related provision at December 31, 2022.

Federal income tax returns for 2018 and prior years are closed as to further assessment of tax. No issues with the Internal Revenue Service impact the Company.

7.   **Net Capital Requirements**

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1**,** which requires NMIS to maintain a minimum level of net capital equal to the greater of $250,000 or 2% of combined aggregate debit items, as defined. At December 31, 2022, the Company had net capital of $57,335,311, which exceeded the minimum requirement of $250,000 by $57,085,311.

8.   **Contingencies and Commitments**

NMIS and Pershing are parties to a fully disclosed clearing agreement through February 29, 2024 whereby Pershing provides securities execution, clearing and settlement services for NMIS. Termination of the clearing agreement by the Company prior to March 1, 2024 would result in significant termination fees as provided for in the clearing agreement.

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including sub-custodians and third-party brokers, improperly executed transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statement for these indemnifications.

The Company is engaged in securities related litigation and other regulatory matters in the normal course of its operations. The status of these legal actions and other regulatory matters is actively monitored by management. If management believed, based on available information, that an adverse outcome upon resolution of a given legal action or other regulatory matter was probable and the amount of that adverse outcome was reasonable to estimate, a loss would be recognized, and a related liability recorded. No such material liabilities were recorded by the Company at December 31, 2022.

Legal actions and other regulatory matters are subject to inherent uncertainties, and future events could change management's assessment of the probability or estimated amount of potential losses from pending or threatened legal actions and other regulatory matters.

Based on available information, it is the opinion of management that the ultimate resolution of pending or threatened legal actions, both individually and in the aggregate, will not result in losses having a material effect on the Company's financial condition at December 31, 2022.

9.   **Subsequent Events**

Company management has evaluated events subsequent to December 31, 2022 through February 17, 2023, the date this financial statement was issued. There have been no events occurring subsequent to the close of the Company's books or accounts for the accompanying statement of financial condition that would have a material effect on the financial condition of the Company.